Exhibit 99.5

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	15:53 16-Dec-05

RNS Number:8291V
Wolseley PLC
16 December 2005

Wolseley plc confirms that Mr C A Banks, Group Chief Executive, has today increased his shareholding in the Company by 11,839 ordinary shares of 25p each. He exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained all of the shares issued to him:

Director's Name	No. of options	Exercise price	Date of
	exercised	per share (in pence)	transaction

Mr C. A. Banks	11,839	543.00p	16.12.2005

Mr Banks now holds a total of 211,976 ordinary shares of 25p each in the capital of the Company in his own name.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END